LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2020	WRITER’S E-MAIL rlipsher@luselaw.com

July 21, 2015

Mr. Dietrich King

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cincinnati Bancorp (previously CF Bancorp)

Registration Statement on Form S-1

Filed June 4, 2015, File No. 333-202657

Response to Comments of June 12, 2015

Dear Mr. King:

On behalf of Cincinnati Bancorp (previously CF Bancorp) (the “Company”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the staff’s comments communicated to the undersigned by telephone on June 12, 2015, as well as the Company’s responses to those comments. In addition to responding to the staff’s comments, the Amended S-1 reflects certain other revisions. The Amended S-1 has been blacklined to reflect changes from Pre-Effective Amendment No. 1 as filed on June 4, 2015.

Pre-Effective Amendment No. 1 to the Form S-1

1.	We note your response to the SEC’s prior comment number 2 issued April 8, 2015, which does not appear to include an estimate of net proceeds per share under all four scenarios presented assuming that all shares of stock are sold in the syndicated community offering. We reissue prior comment number 2.

Response: The disclosure has been revised as requested.

In addition to the above comment, the SEC staff noted that the SEC does not have firm guidance on when a recent developments section is required, and that generally the SEC believes a recent developments section should be added when interim financial information becomes available. Please note that a recent developments section is included in the Amended S-1. See page 39.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Dietrich King

Securities and Exchange Commission

July 21, 2015

The SEC staff also noted that all blanks (including the dates) should be completed in the prospectus before acceleration of the effective date will be granted. Please note that the blanks in the prospectus have been completed. Subject to the receipt of required approvals from the bank regulators with jurisdiction over the proposed transaction, the Company anticipates submitting requests for acceleration in the near future.

* * * *

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2020 or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert I. Lipsher

Robert I. Lipsher

Enclosures

cc:	Joseph V. Bunke, President, Cincinnati Bancorp

Christopher Dunham, Esq., SEC Staff Attorney

David Irving, SEC Staff Accountant

Gus Rodriguez, Accounting Branch Chief

Craig Liechty, BKD, LLP

Kip A. Weissman, Esq.